UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 2, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated March 22, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: April 2, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, March 22, 2012 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective April 1, 2012.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall decrease of approximately $107 annually. This is primarily due to decreased commodity costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see a decrease of about $12 annually. This is primarily due to decreased costs for transporting natural gas from Western Canada and the United States to Ontario.

The total effect on a customer’s bill depends on how much gas a customer uses.

Effective April 1, 2012, Enbridge Gas Distribution’s Gas Supply Charge will decrease from 11.85 cents per cubic metre (¢/m³) to 9.42 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 1.35 ¢/m³. Combined, these result in an effective Gas Supply Charge of 8.07 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Natural gas is the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average about 55 per cent less expensive than electricity and about 56 per cent less expensive than oil.**

Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information, go to www.enbridgegas.com.

* A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

** Based on a five-year rolling average from May 2007 to April 2012. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including April 2012 rates. Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in November 2011. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of January 2012. The calculations are done on an energy equivalent basis. Estimates do not include taxes, appliances or any rental or financing costs.

Media contact:

Chris Meyer

Tel: 416-753-6626

chris.meyer@enbridge.com